UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A [Rule 13d-101]

Information to be Included in Statements Filed Pursuant to §240.13d-1(a)

and Amendments Thereto Filed Pursuant to §240.13d-2(a)

(Amendment No. 1)

ULURU INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

90403T209

(CUSIP Number)

The Punch Trust

c/o Clermont Corporate Services Limited

Nerine Chambers

P.O. Box 905

Road Town, Tortola

British Virgin Islands

41-22-718-7810

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 1, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90403T209	SCHEDULE 13D/A

1.	Names of Reporting Persons The Punch Trust

2.	Check the Appropriate Box if a Member of a Group (see instructions)

	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (see instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,000,000

	9.	Sole Dispositive Power 1,000,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.7%[1]

14.	Type of Reporting Person (see instructions) OO

1 Based upon 24,458,018 shares of Common Stock outstanding as of March 31, 2015 as represented in ULURU Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014 as filed with the Securities and Exchange Commission on April 1, 2015.

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CUSIP No. 90403T209	SCHEDULE 13D/A

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is filed by The Punch Trust (“TPT”) with respect to ownership of shares of the common stock, par value $0.001 per share (the “Common Stock”), of ULURU Inc., a Nevada corporation (“ULURU”), and amends and supplements the Schedule 13D filed on February 5, 2014 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 shall have the meanings set forth in the Original Schedule 13D.

This Amendment No. 1 is being filed to amend Items 4, 5 and 6 of the Schedule 13D as follows:

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented as follows:

Between November 2014 and March 2015, Michael I. Sacks engaged in correspondence with management and representatives of ULURU concerning various topics, including ULURU’s business, operations, financial performance and financial disclosures. To date, many of Michael Sacks’ questions remain unanswered and he has shared his concerns with TPT and Bradley Sacks, among others. As a result of his continued frustration with ULURU’s poor operational and financial performance, including poor performance by senior management, Michael Sacks determined that new individuals should be nominated as Directors of ULURU. Since Michael Sacks holds his shares of Common Stock through a nominee and ULURU’s Amended and Restated Bylaws (the “Bylaws”) provide that only stockholders of record may nominate Directors, after discussion between Michael Sacks and TPT, TPT determined that it would make the nominations.

On April 1, 2015, pursuant to Section 1.6(a) of the Bylaws, TPT sent a notice to ULURU nominating Bradley J. Sacks and Robert F. Goldrich (the “Nominees”) as candidates for election to the Board of Directors of ULURU at the next annual or special meeting of Stockholders of ULURU at which directors are to be elected and at any and all adjournments, postponements, reschedulings or continuations thereof (the “Stockholder Meeting”). Bradley Sacks is the son of Michael Sacks and the brother-in-law of Robert Goldrich.

In contemplation of submitting the notice of nominations, TPT, Michael Sacks and Bradley Sacks have indicated to each other (i) their intentions to vote in favor of the Nominees, and (ii) their intention to evaluate the other Director nominations put forward by ULURU for election at the Stockholder Meeting. TPT, Michael Sacks and IPMD GmbH (“IPMD”) are parties to the Stockholders’ Agreement, dated as of January 31, 2014 (the “Stockholders’ Agreement”), pursuant to which they have agreed to a procedure to determine how to vote with respect to proposals at a meeting of stockholders. TPT and Michael Sacks have indicated to each other their intention to seek to engage with IPMD prior to the Stockholder Meeting in accordance with the Stockholders’ Agreement with respect to how the parties will vote with respect to the matters to be considered at the Stockholder Meeting.

If one or both of the Nominees are elected to ULURU’s Board of Directors, they are expected to seek to have the Board of Directors evaluate the efficacy and competence of ULURU’s management.

Other than as described above or elsewhere in this Schedule 13D, TPT does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although TPT may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

Item 5(a), (b) and (c) of the Schedule 13D are amended and supplemented as follows:

(a)          On January 31, 2014, TPT entered into an Assignment Agreement (the “Assignment Agreement”) with IPMD and Michael Sacks pursuant to which IPMD assigned to Michael Sacks and TPT its rights and interests to purchase up to 3,000,000 shares of Common Stock in ULURU as detailed in a certain warrant, dated December 21, 2012, as

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amended (the “Warrants”). The Warrants provided for the issuance of 750,000 shares of Common Stock on each of January 31, 2014, February 28, 2014, March 31, 2014 and April 30, 2014 in exchange for the payment of $450,000 on each such date. Neither Michael Sacks nor TPT paid any monetary consideration to IPMD in connection with the assignments under the Assignment Agreement. Also on January 31, 2014, Michael Sacks, TPT, IPMD and ULURU entered into an Implementation Agreement (the “Implementation Agreement”) pursuant to which ULURU consented and agreed to the assignment of the Warrants to Michael Sacks and TPT.  ULURU also agreed to issue and facilitate the delivery of the shares of Common Stock under the Warrants to Michael Sacks and TPT upon their payment of the corresponding purchase price due under the Warrants.  Of the 3,000,000 shares of Common Stock issuable under the Warrants, the Implementation Agreement provided for Michael Sacks to acquire 2,000,000 shares (750,000 on each of January 31 and February 28 and 250,000 on each of March 31 and April 30) and TPT to acquire 1,000,000 shares (500,000 on each of March 31 and April 30). Michael Sacks and TPT made all such required payments and acquired all 3,000,000 shares of Common Stock issuable under the Warrants.

Centric Capital Ventures LLC (“Centric Capital”) directly beneficially owns 20,000 shares of Common Stock and by virtue of his control of Centric Capital as its Managing Member, Bradley Sacks is deemed to beneficially own such 20,000 shares of Common Stock, representing 0.08% of the issued and outstanding shares of Common Stock.

By virtue of Bradley Sacks’ agreement to serve as a Nominee of TPT, and Bradley Sacks’, Michael Sacks’ and TPT’s indication of their intentions to vote in favor of the Nominees, Bradley Sacks, Centric Capital, TPT and Michael Sacks may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

TPT directly beneficially owns 1,000,000 shares of Common Stock. By virtue of certain provisions of the Stockholders’ Agreement with respect to the voting of ULURU Common Stock, TPT, Michael Sacks and IPMD may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and may each be deemed to beneficially own an aggregate of 8,000,000 shares of Common Stock, representing approximately 32.7% of the issued and outstanding shares of Common Stock.

The foregoing percentages are based upon 24,458,018 shares of Common Stock outstanding as of March 31, 2015 as represented in ULURU’s Annual Report on Form 10-K for the year ended December 31, 2014 as filed with the Securities and Exchange Commission on April 1, 2015.

TPT disclaims any beneficial ownership or pecuniary interest in the shares of Common Stock beneficially owned by IPMD, Michael Sacks, Bradley Sacks or Centric Capital.  Any information regarding IPMD described in this Schedule 13D is based on information reported in IPMD’s Schedule 13D (as amended) with respect to the Common Stock.  Any information regarding Michael Sacks described in this Schedule 13D is based on information provided by Michael Sacks to TPT.  Any information regarding Bradley Sacks or Centric Capital described in this Schedule 13D is based on information provided by Bradley Sacks to TPT.

(b)          (i) Michael Sacks, a citizen of South Africa, and TPT may be deemed to share with IPMD voting power over the 5,000,000 shares of Common Stock directly beneficially owned by IPMD, (ii) Michael Sacks and IPMD may be deemed to share with TPT voting power over the 1,000,000 shares of Common Stock directly beneficially owned by TPT, and (iii) TPT and IPMD may be deemed to share voting power with Michael Sacks over the 2,000,000 shares of Common Stock directly beneficially owned by Michael Sacks. Accordingly, each of Michael Sacks, TPT and IPMD may be deemed to have shared voting power over an aggregate of 8,000,000 shares of Common Stock and sole voting power with respect to no shares of Common Stock. TPT has sole dispositive power only with respect to the 1,000,000 shares of Common Stock it directly beneficially owns, Michael Sacks has sole dispositive power only with respect to the 2,000,000 shares of Common Stock he directly beneficially owns and IPMD has sole dispositive power only with respect to the 5,000,000 shares of Common Stock it directly beneficially owns.  None of these parties shares any dispositive power with respect to the Common Stock.

Centric Capital has sole voting and dispositive power over 20,000 shares of Common Stock, which shares are deemed to be beneficially owned by Bradley Sacks by virtue of his control of Centric Capital as its Managing Member.

(c)          No transactions in the shares of Common Stock have been effected by TPT during the past 60 days and to the knowledge of TPT, no transactions in the shares of Common Stock have been effected by any of the other persons named in paragraph (a) above during the past 60 days.

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Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

The information in Item 4 is incorporated herein by this reference.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2015	The Punch Trust

	By:	/s/ Michael Cohen
Name: Michael Cohen
Authorised Signatory

	By:	/s/ Valerie Dagnaud
Name: Valerie Dagnaud
Authorised Signatory

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